Exhibit 18.1

March 2, 2018

Board of Directors
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, Florida

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Dycom Industries, Inc.’s (the “Company”) Transition Report on Form 10-K for the six month transition period ended January 27, 2018 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated March 2, 2018. Note 1 to the financial statements describes a change in accounting principle related to changing the timing of the annual goodwill impairment test from the first day of the fourth quarter, of each fiscal year ended on the last Saturday of July to the first day of the fourth quarter, of each fiscal year ended on the last Saturday of January. It should be understood that the preferability of one acceptable method of accounting over another for a change in the date of the annual goodwill impairment test has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP